

October 29, 2015

Mail Stop 4631

<u>Via E-mail</u>
C. Lowell Ball
Senior Vice President and General Counsel
Stock Building Supply Holdings, Inc.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

  Re: **Stock Building Supply Holdings, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed March 2, 2015
    File No. 1-36050

Dear Mr. Ball:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ John Cash

           John Cash
           Accounting Branch Chief

           Office of Manufacturing and
           Construction